The Royce Funds
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

August 10, 2010

Securities and Exchange Commission
Attn: Mr. Keith O'Connell
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A for The Royce Fund (File Nos. 002-80348 & 811-03599)

Dear Mr. O'Connell :

        Enclosed herewith for filing is correspondence responding to comments from the staff given over the telephone regarding Post-Effective Amendment No. 99 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective amendment No. 101 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement on Form N-1A of The Royce Fund (the "Trust").   Set forth below are the staff's comments and the Fund's responses.

1.	Comment: If the Fund plans to utilize a stand alone Summary Prospectus please provide the staff with the text of the legend that will appear on such Prospectus.
Response:

The language of the legend will read: "Before you invest, please review the Fund's Statutory Prospectus and Statement of Additional Information, both dated September 1, 2010. Each is incorporated by reference (is legally considered part of this Summary Prospectus). Each contains more information about the Fund and its risks.  The Fund's Statutory Prospectus, Statement of Additional Information and other important information about the Fund are available online at www.roycefunds.com/prospectus. You can also get this information at no cost by calling Investor Services at (800) 221-4268, by sending an e-mail request at www.roycefunds.com/contact or by contacting your financial intermediary."

2.	Comment. In Royce Global Value Fund's prospectus indicate in the footnote to the Annual Fund Operating Expense table that Royce's contractual fee waiver extends through September 1, 2011.
	Response:	The requested language will be added.

3.	Comment: On the last page of each prospectus please correct the zip code in the address of the SEC to 20549-1520 and the SEC telephone number to (202) 551-8090.
	Response:	The requested changes will be made.

4.

Comment: In the Annual Fund Operating Expense table in Royce Opportunity Select Fund's prospectus, the line item "Dividends on Securities Sold Short" should appear above a line item of "Total Other Expenses".

	Response:	The requested change will be made.

5.

Comment: Note in the footnote to the Annual Fund Operating Expense table, Royce is responsible for paying other ordinary operating expenses for the Fund except for interest on any borrowings, dividends or any securities sold short and any Acquired Fund Fees and Expenses.

Response:

The footnote will be revised to read as follows: "Dividends on securities sold short have been estimated for the current fiscal year. Royce is responsible for paying other ordinary operating expenses for the Fund except for interest on any borrowings, dividends or any securities sold short and any Acquired Fund Fees and Expenses".

6.	Comment: Please explain why it is estimated that Royce Opportunity Select Fund will not have any interest expense in 2010.
	Response:	The Fund's portfolio manager has no current intention to borrow for the purpose of investing during 2010.

7.	Comment: Give length of service disclosure for each Portfolio Manager named.
	Response:	Appropriate disclosure will be added in response to this comment.

        We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary

JED:rw